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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to
            Section 14(d) (4) of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                              HEADHUNTER.NET, INC.
                            (Name of Subject Company)

                            -------------------------

                              HEADHUNTER.NET, INC.
                        (Name of Person Filing Statement)

                     Common Stock, $0.01 par value per share
                          (including associated Junior
                          Participating Preferred Stock
                                Purchase Rights)
                        (Title of Classes of Securities)

                                    422077107
                      (CUSIP Number of Class of Securities)

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                            Robert M. Montgomery, Jr.
                             Chief Executive Officer
                              HeadHunter.NET, Inc.
                          333 Research Court, Suite 200
                             Norcross, Georgia 30092
                                 (770) 349-2400
           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                                 With a copy to:

                                J. Vaughan Curtis
                                Alston & Bird LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 881-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 3 hereby amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by HeadHunter.Net, Inc., a Georgia corporation ("Headhunter" or the "Company"), with the Securities and Exchange Commission on August 31, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 18, 2001 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on September 20, 2001 (the "Schedule 14D-9"), relating to the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of the Company (the "Common Stock") and the associated junior participating preferred stock purchase rights (the "Rights" and collectively with the Common Stock, the "Shares") issued pursuant to the Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended by Amendment No. 1, dated as of February 27, 2001, and Amendment No. 2, dated as of August 24, 2001, for $9.25 per Share, net to the seller in cash, by CB Merger Sub, Inc., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

         Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 2.  Identity and Background of Filing Person.

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented by deleting paragraph (b) of such Item and replacing it with the following:

         "(b) Tender Offer. This Statement relates to the tender offer to acquire all of the Shares for $9.25 per Share by CB Merger Sub, Inc., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), pursuant to the Agreement and Plan of Merger, dated as of August 24, 2001, among Headhunter, Career Holdings and Purchaser (the "Merger Agreement"). The Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, which is being mailed to shareholders together with this Statement, and incorporated herein by reference, and the related Letter of Transmittal are referred to collectively as the "Offer." The Offer is described in a Tender Offer Statement on Schedule TO, dated August 31, 2001, as amended (the "Schedule TO"), filed by the Purchaser, Career Holdings, Knight Ridder Digital, a Delaware corporation ("Knight Ridder Digital"), and Tribune Company, a Delaware corporation ("Tribune Company"), with the Securities and Exchange Commission (the "SEC"). The Offer to Purchase and the Letter of Transmittal are being sent to the Company's shareholders with this Statement. Following consummation of the Offer, and satisfaction or waiver of certain conditions, CB Merger Sub, Inc. will merge with and into the Company (the "Merger").

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         The Schedule TO states that the principal executive offices of Career
         Holdings and Purchaser are located at 10790 Parkridge Boulevard, Suite 200, Reston, Virginia 20191. The Schedule TO also states that the principal executive offices of Knight Ridder Digital are located at 35 South Market Street, San Jose, California 95113 and that the principal executive offices of Tribune Company are located at 435 North Michigan Avenue, Chicago, Illinois 60611.

         All information contained or incorporated by reference in this Statement concerning Career Holdings, Purchaser, Knight Ridder Digital or Tribune Company, including but not limited to information with respect to the respective directors and executive officers of Career Holdings, Purchaser, Knight Ridder Digital or Tribune Company or actions or events with respect to any of them, was provided by them, and the Company takes no responsibility for such information."

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting the first paragraph of such Item and replacing it with the following:

         "Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Career Holdings, Purchaser, Knight Ridder Digital or Tribune Company or their respective executive officers, directors or affiliates."

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  HEADHUNTER.NET, INC.


                                  By:    /s/ W. Craig Stamm
                                        ----------------------------------------
                                        Name:  W. Craig Stamm
                                        Title:  Chief Financial Officer

Dated: September 25, 2001